UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                       SEC File Number: 1-1136

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
             [ ] Form N-SAR

For Period Ended:   September 30, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

   PART I - REGISTRANT INFORMATION

   Bristol-Myers Squibb Company
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   Full Name of Registrant

   Not applicable
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   Former Name if Applicable

   345 Park Avenue
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   Address of Principal Executive Office (Street and Number)

   New York, N.Y. 10154
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   City, State and Zip Code


     PART II - RULES 12b-25(b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [ ]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof


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will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On October 24, 2002, Bristol-Myers Squibb Company (the "Company") issued a press release, which was subsequently filed with the Securities and Exchange Commission (the "SEC") on the Company's Current Report on Form 8-K, announcing that it expects to restate sales and earnings for the prior periods that were affected by the Company's previously disclosed U.S. wholesaler inventory buildup situation. The Company previously announced that there will be a delay in filing the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 ("Third Quarter 2002 Form 10-Q"), and an amendment of the Company's earlier filings, due to the expected restatement of the Company's sales and earnings. The Company is currently working with its independent auditors, PricewaterhouseCoopers LLP, on the complex task of completing the restatement. As a result of the restatement, the Company has not completed its review of quarterly results for the period ended September 30, 2002, and PricewaterhouseCoopers LLP has not completed a review of interim financial statements to be included in the Third Quarter 2002 Form 10-Q in accordance with professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards, as may be modified or supplemented by the SEC. Accordingly, the Company is unable to complete its Third Quarter 2002 Form 10-Q within the prescribed time period. As reported on the Company's Current Report on Form 8-K filed with the SEC on November 15, 2002, the Company expects to file its Third Quarter 2002 Form 10-Q in February 2003.

     PART IV - OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

        Sandra Leung
    --------------------
          (Name)


           (212)                                   546-4000
    ---------------------                     ------------------
        (Area Code)                           (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No


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                                                                             3

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As disclosed in the Company's October 24, 2002 press release, the Company expects to restate sales and earnings upward for 2002 and downward for prior periods that were affected, primarily in 2000 and 2001, by the Company's previously disclosed wholesaler inventory buildup situation in its U.S. pharmaceuticals unit. The Company is currently working on completing the restatement, including determining the impact of the restatement on the relevant quarterly periods, and has not completed its review of quarterly results for the period ended September 30, 2002. Accordingly, the Company is unable to quantify and discuss for the quarterly period ended September 30, 2002 any significant changes of operations from the corresponding prior period.


                         Bristol-Myers Squibb Company
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   November 15, 2002                         By /s/ Sandra Leung
       -----------------                            --------------------
                                                    Name:  Sandra Leung
                                                    Title: Secretary